ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

September 6, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Norcraft Companies, Inc.
Draft Registration Statement on Form S-1
CIK No. 0001582616
SEC Comment Letter dated August 26, 2013

Attn:	Kamyar Daneshvar/Craig Slivka – Legal
Mindy Hooker/Anne McConnell – Accounting

Ladies and Gentlemen:

On behalf of Norcraft Companies, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), we submit in electronic form for confidential review by the Securities and Exchange Commission (the “Commission”) the accompanying Draft Submission No. 2 (“Submission No. 2”) of the Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes to the draft Registration Statement submitted to the Commission on July 30, 2013 (“Submission No. 1”).

Submission No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated August 26, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Submission No. 2 or in the Comment Letter. References in the responses to page numbers are to Submission No. 2.

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2013

The Company has asked us to convey the following as its responses to the Staff:

General

1.	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment.

2.	Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and confirms it will submit confidential information in accordance with the above referenced instructions.

3.	We will process this draft registration statement and any amendment without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment in which it is included. Note that the price range’s effect on disclosure throughout the registration statement may cause us to raise issues on areas upon which we have not commented previously.

Response to Comment 3:

The Company respectfully acknowledges the Staff’s comment and will provide a pre-effective amendment to the Registration Statement including a price range in sufficient time for the Staff to complete its review.

4.

As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information. If you intend to rely on Rule 430A of Regulation C under the Securities Act, please note that Rule 430A does not allow for the omission before effectiveness of amounts that may be computed based on the maximum number of shares offered and the midpoint of the offering price range or the number of shares to be offered on the cover page. Also, please confirm that you will not circulate copies of the

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2013

registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other information except information that you may exclude in reliance upon Rule 430A.

Response to Comment 4:

The Company respectfully acknowledges the Staff’s comment and will file a pre-effective amendment to the Registration Statement containing all required information, including pricing-related information and share amount information.

The Company confirms that it will not circulate copies of the Registration Statement or preliminary prospectus until an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other required information has been provided.

5.	Please be advised that we may have additional comments when your IPO price range is disclosed and other blanks in your filing are completed.

Response to Comment 5:

The Company respectfully acknowledges the Staff’s comment.

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment 6:

The Company respectfully acknowledges the Staff’s comment and supplementally provides the written communications, as defined in Rule 405 under the Securities Act, that have been provided to potential investors in reliance on Section 5(d) of the Securities Act.

The Company respectfully advises the Staff that, based upon information received by the Company from the underwriters identified in the Registration Statement, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is a participant in the offering. If any such materials are used in the future in connection with the offering, the Company confirms that it will provide copies of such materials to the Staff.

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2013

7.	We note that you intend to file by amendment certain exhibits, including organizational documents, consents, and the legal opinion. We may have comments on the opinion and other exhibits after they are filed. Please allow sufficient time for staff review of these materials before requesting acceleration of effectiveness of the registration statement.

Response to Comment 7:

The Company respectfully acknowledges the Staff’s comment and will provide a pre-effective amendment to the Registration Statement including certain exhibits, organizational documents, consents and the legal opinion in sufficient time for the Staff to complete its review.

8.	Prior to the effectiveness of the registration statement, please arrange for a representative of FINRA to call us or confirm in writing that it has cleared the underwriting arrangements for the offering.

Response to Comment 8:

The Company respectfully acknowledges the Staff’s comment and, prior to the effectiveness of the Registration Statement, will arrange for a representative of FINRA to call the Staff or confirm in writing to the Staff that the Company has cleared the underwriting arrangements for the offering.

9.	Please provide us copies of any artwork or other graphics that you intend to use as soon as possible for our review and comment.

Response to Comment 9:

The Company respectfully acknowledges the Staff’s comment and will provide copies of any artwork or other graphics that it intends to use in sufficient time for the Staff to complete its review.

10.	Please supplementally advise as to whether you commissioned any of the reports by the market research firms on which you have relied. File consents as appropriate.

Response to Comment 10:

The Company advises the Staff that it has not commissioned any of the reports by the market research firms on which it has relied. The Company advises the Staff that no consents are required at this time.

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2013

11.	Please provide us with the supplemental support for each of the statistical claims included in your filing. For example, please provide to us a copy of the reports by Global Insight and Freedonia Group. To expedite our review, please use highlighting or some other means to show clearly those portions of the materials which support the various claims, and provide us with a numbered key which shows where support for each claim may be found in the marked supplemental materials.

Response to Comment 11:

The Company respectfully advises the Staff that it has supplementally provided support for each of its statistical claims included in the Registration Statement, including, among others, those sourced to Global Insight and Freedonia Group. To expedite your review, the Company has highlighted and/or marked those portions of the materials which support its claims, as well as a numbered key which shows where support for each claim may be found in the marked supplemental materials.

12.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

Response to Comment 12:

The Company respectfully acknowledges the Staff’s comment.

13.	With respect to claims of expertise and/or leadership, please provide third party support for your claims, or clearly indicate whether the statement is premised on management’s opinion or belief. Refer to the following examples, which are non-exhaustive:

•	“[w]e are a leading manufacturer of kitchen and bathroom cabinetry . . . “ page 1

•	“one of the most comprehensive product offerings in the industry . . .” page 1

•	“. . . industry leading EBITDA margins while gaining market share . . .” page 5

In your response letter, please identify all places where revisions are made in response to this comment.

Response to Comment 13:

The Company respectfully advises the Staff that it has supplementally provided third-party support for these claims, and other similar claims, included in the Registration Statement. To expedite your review, the Company has highlighted and/or marked those portions of the materials which support its claims, as well as a numbered key which shows where support for each claim may be found in the marked supplemental materials.

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2013

14.	Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response to Comment 14:

The Company advises the Staff that the financial statements and related disclosures in Submission No. 2 have been updated to reflect information as of June 30, 2013 as required by Rule 3-12 of Regulation S-X.

Market and Other Industry Data

15.	We note the disclaimer that “[i]ndustry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed.” We also note your statements that indicate that you have “not independently verified any of the data from third-party sources . . . .” Please note that you are responsible for the entire content of the registration statement. Since you may not directly or indirectly disclaim responsibility for information that you have chosen to include in the registration statement, including the forecasts that you cite, please revise your disclosure as appropriate.

Response to Comment 15:

The Company has revised the Registration Statement in response to the Staff’s comment. Page ii of Submission No. 2 revises Submission No. 1 to clearly indicate that it is responsible for the entire content of the Registration Statement.

Trademarks

16.	Please move the information relating to your trademarks to a more appropriate place in the prospectus consistent with Rule 421(d) of Regulation C of the Securities Act of 1933.

Response to Comment 16:

The Company has revised the Registration Statement in response to the Staff’s comment. Page ii of Submission No. 2 revises Submission No. 1 to indicate that certain intellectual property of the Company is indicated with various markers throughout the prospectus. The Company respectfully advises the Staff that the information that was formerly included on page ii of Submission No. 1 is now set forth on page 75 of Submission No. 2, as is consistent with Rule 421(d) of Regulation C of the Securities Act.

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2013

Prospectus Summary

17.	Please ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information rather merely listing generalized risk factors near the end of this section. Revise to include disclosure of your weaknesses or strategic challenges that is equally prominent as your claims of industry pre-eminence.

Response to Comment 17:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 7 of Submission No. 2 revises Submission No. 1 to include a more detailed discussion of its weaknesses and strategic challenges under the section “Selected Risks” and has moved this section up to page 7 of Submission No. 2 from page 10 in Submission No. 1 to immediately follow and thus balance information relating to the Company’s competitive strengths.

18.	Please disclose your total indebtedness as of March 31, 2013 on page 1 of your prospectus where you discuss your net sales, adjusted EBITDA and net loss.

Response to Comment 18:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 1 of Submission No. 2 revises Submission No. 1 to disclose its total indebtedness as of June 30, 2013.

19.	We note your disclosure under the section “Industry Overview and Trends” that “[i]n 2006, cabinet industry sales were $15.0 billion.” Please revise to provide further context for the inclusion of this disclosure, specifically the use and applicability of information from 2006 immediately after your disclosure of cabinet industry sales in 2011 and projected sales by 2016.

Response to Comment 19:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 2 of Submission No. 2 revises Submission No. 1 to provide further context to its inclusion of the disclosure, specifically the use and applicability of information from 2006. The Company included disclosure from 2006, as the Company believes that the global economic downturn that caused severe market disruptions from 2007 to 2011 has made comparison difficult across these periods. Information from 2006 provides a relevant data point on the potential size of cabinet industry sales now that the Company believes that the global economy has stabilized and many industry analysts believe the recession to be over.

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2013

20.	Please identify those aspects of the offering and your company that are most significant, and highlight these points in plain, clear language. The summary should not, and is not required to repeat the detailed information in the prospectus. The detailed description of your business, competitive strengths, and strategy is unnecessary since you repeat them verbatim in the business section of the prospectus.

Response to Comment 20:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 2 through 7 of Submission No. 2 revise Submission No. 1 to further streamline the summary and identify those aspects of the offering that are most significant to the Company.

21.	In light of your agreements with affiliates of each of SKM Equity Fund III, L.P. and Trimaran Fund II, L.L.C. to provide management services to you for a $1 million annual management fee, briefly disclose on page 11 the existence and significance of the aforementioned management services agreements and file them as exhibits. Please also disclose that the agreements expire upon a sale to an unaffiliated third party of substantially all of the company’s assets or interests. Further, please also disclose here any board nominee rights held by your sponsors.

Response to Comment 21:

The Company respectfully advises the Staff that in connection with the closing of this offering, the Company intends to terminate the Management and Monitoring Agreement and directs the Staff to page 16 of the Registration Statement in footnote (c), whereby the Company indicates as such. As following the termination of the Management and Monitoring Agreement, the Company will still have certain expense reimbursement and indemnification obligations pursuant to such agreement, the Company respectfully acknowledges the Staff’s comment and has revised page 16 and 90 of Submission No. 2 to add this disclosure. Further, the Company has added the Management and Monitoring Agreement to page II-4 and the Exhibit List of Submission No. 2.

Additionally, the Company advises the Staff that its Sponsors do not have contractual board nominee rights.

Reorganization, page 7

22.	Please disclose in the first and second bullet points that the consideration received will be restricted shares of Norcraft Companies, Inc. common stock.

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2013

Response to Comment 22:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the prior disclosure related to the Reorganization has been replaced with entirely new disclosure. To the extent that Comment 22 remains applicable to the new disclosure, Submission No. 2 reflects the Staff’s comment.

23.	Please disclose what Norcraft GP, L.L.C. will receive in consideration for its general partnership interests in Norcraft Holdings, L.P. and Norcraft Companies, L.P.

Response to Comment 23:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the prior disclosure related to the Reorganization has been replaced with new disclosure. To the extent that Comment 23 remains applicable to the new disclosure, Submission No. 2 reflects the Staff’s comment.

The Offering, page 12

24.	Here and in the Use of Proceeds section, please disclose how much of Norcraft Companies, L.P.’s outstanding senior secured second lien notes will be redeemed from the offering proceed.

Response to Comment 24:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 13 and 38 of Submission No. 2 revise Submission No. 1 to disclose that the Company intends to redeem all of Norcraft Companies, L.P.’s outstanding 10.5% senior secured second lien notes with the offering proceeds, together with the proceeds of a new ABL facility and a new term loan, on or shortly after December 15, 2013.

Summary Consolidated Financial and Other Data, page 13

25.	Please explain why you have included 2007 EBITDA and Adjusted EBITDA calculations in footnote (1).

Response to Comment 25:

The Company advises that Staff that it has included 2007 EBITDA and Adjusted EBITDA calculations in footnote (1) because the Company included 2007 Adjusted EBITDA margin on page 6 under the heading “Our Growth Strategy—Drive Improved Profitability” and as such, pursuant to Regulation G, was required to provide a reconciliation to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. The reconciliation from net income to Adjusted EBITDA is set forth on page 13 in footnote (1) of the Registration Statement. Further, the Company included the 2007 Adjusted EBITDA margin as it believes that the global economic downturn that caused severe market disruptions from 2007 to

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2013

2011 has made comparison difficult across these periods. Information from 2007 provides a relevant data point on the potential size of cabinet industry sales now that the global economy has stabilized and many industry analysts believe the recession to be over.

26.	Please revise your disclosures here and on page 41 to include a discussion of the material limitations of using the non-GAAP measures EBITDA and Adjusted EBITDA.

Response to Comment 26:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 16 and 45 of Submission No. 2 revise Submission No. 1 to include a discussion of the material limitations of using the non-GAAP measures EBITDA and Adjusted EBITDA.

Risk Factors, page 16

General

27.	Please review all of your risk factors to ensure that your disclosure is customized for your company and is as specific as possible. For example, to the extent you have experienced any problems in connection with the risks relating to your business and industry, please revise to describe these problems or provide brief examples of how you have been affected, if at all. In your response letter, please identify all places where revisions are made in response to this comment.

Response to Comment 27:

The Company advises the Staff that it has revised its risk factors to ensure our disclosure is customized for the Company and as specific as possible. For example, page 17 of Submission No. 2 revises Submission No. 1 with respect to impacts of the recent economic recession, page 18 of Submission No. 2 revises Submission No. 1 with respect to specific customer trends that impact our sales and page 19 of Submission No. 2 revises Submission No. 1 with respect to specific supplies the Company utilizes.

If We Cannot Adequately Protect Our Intellectual Property Rights . . ., page 21

28.	We note your disclosure that you “rely on a combination of patent, trademark, domain name registration, copyright and trade secret laws in the U.S. and other jurisdictions” [emphasis added]. We contrast this with disclosure on pages ii and 65 that “[t]o date, we have not relied on patents in operating our business.” Please revise to clarify this apparent inconsistency.

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2013

Response to Comment 28:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 22 of Submission No. 2 revises Submission No. 1 to remove the reference to patents.

Our Level Of Indebtedness And Significant Debt Service Obligations Could Adversely Affect Our Financial Condition . . . , page 22

29.	Please disclose the amount of your debt that will remain after this offering, including accrued interest.

Response to Comment 29:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 23 of Submission No. 2 revises Submission No. 1 to set forth the amount of debt that will remain after this offering, including accrued interest.

We Have Limited Experience Managing A Public Company . . . , page 27

30.	We do not understand this risk factor in light of fact that many of your officers and directors also serve in such capacities for Norcraft Companies, LP, which is a public reporting company. Please revise and advise.

Response to Comment 30:

The Company has revised the Registration Statement in response to the Staff’s comment. Submission No. 2 revises Submission No. 1 to remove the risk factor indicated by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Policies, page 45

Indefinite-Lived Intangible Assets and Goodwill, page 46

31.	Please tell us the total number of reporting units you have, the number of reporting units that include goodwill, and if applicable, how you aggregate reporting units to assess goodwill impairment.

Response to Comment 31:

The Company advises that Staff that it has five reporting units: Mid Continent, StarMark, UltraCraft, Kitchen and Bath Ideas and Urban Effects. Of those five reporting units, four have goodwill, including Mid Continent, StarMark, UltraCraft and Urban Effects. The amount of goodwill at Urban Effects is not material. The Company does not aggregate its reporting units when assessing goodwill impairment.

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2013

32.	We note your disclosure that the first step of your impairment analysis indicated that the fair values of your reporting units approximated or exceeded their carrying values. For the reporting units where the fair value was not substantially in excess of the carrying value, please revise your disclosures to identify the reporting unit, disclose the amount of goodwill allocated to the reporting unit, and disclose the percentage by which fair value exceeded carrying value. For the reporting units where fair value substantially exceeded carrying value, please disclose that fact.

Response to Comment 32:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 54 of Submission No. 2 revises Submission No. 1 to identify the reporting unit where the fair value is not substantially in excess of the carrying value, the amount of goodwill allocated to the reporting unit, and the percentage by which fair value exceeded carrying value. Specifically, the Company has disclosed the fair value for each unit and its excess of the carrying value. Submission No. 2 identifies reporting units where fair value substantially exceeded carrying value.

Results of Operations page 48

33.	We note your disclosure on pages 48 and 49 under “Net Sales” that your overall increase in sales was “generally driven by industry growth” and that you also believe you “continue to increase the Company’s market share.” Please revise your disclosure to provide further clarification why you believe your market share has increased in the three months ended March 31, 2013 as well as in the year ended December 31, 2012. We note your disclosure on page 50 that your overall increase in sales for the year ended December 31, 2011 was “generally driven by an increase in the Company’s market share resulting from promotional sales programs” [emphasis added]. To the extent your belief in your increased market share in the periods ended March 31, 2013 and December 31, 2012 is a result of promotional sales programs, please so state and please provide further detail regarding your sales programs. See SEC Release No. 33-8350.

Response to Comment 33:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 56 and 57 of Submission No. 2 revise Submission No. 1 to more clearly indicate that the Company’s promotional sales programs are only one component of its growth in market share for all periods indicated. The Company’s promotional sales programs, which consist of discounts, rebates and spiffs, supplement its competitive strengths, detailed on pages 4 and 5 of Submission No. 2, which the Company believes are the primary drivers of its increase in market share.

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2013

34.	In regard to your disclosures related to net sales, please disclose changes in your market share during each period presented. In regard to your disclosures related to cost of sales, please more fully address the negative trend in gross profit margin during each period presented.

Response to Comment 34:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 58 and 59 of Submission No. 2 revise Submission No. 1 to disclose changes in the Company’s market share during the periods presented.

Pages 56 and 58 of Submission No. 2 revise Submission No. 1 to more fully discuss the trends in gross profit margin during each period presented.

Liquidity and Capital Resources, page 51

Cash Flows, page 51

35.	Please provide a more robust discussion of the factors that impacted operating cash flows during each period. Please specifically address the impact of and reasons for changes in working capital items.

Response to Comment 35:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 60 of Submission No. 2 revises Submission No. 1 to provide an additional discussion of the factors impacted by its operating cash flows during each period presented, including the impact of and reasons for changes in working capital items.

36.	To the extent that proceeds from this offering are not used to redeem all the outstanding 10.5% senior secured second lien notes, please address how you intend to repay or refinance the notes when due in 2015. If applicable, please address the potential risks and consequences of refinancing the notes.

Response to Comment 36:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 38 of Submission No. 2 revises Submission No. 1 to indicate that the Company intends to use all the proceeds of this offering to redeem Norcraft Companies, L.P.’s 10.5% senior second lien notes on or shortly after December 15, 2013, other than at least a nominal amount that will be used to purchase a nominal interest in Norcraft Companies LLC.

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2013

Executive Compensation, page 72

Employment Agreements and Arrangements Upon Termination or Change of Control, page 73

37.	We note your disclosure that targeted bonuses for each of Messrs. Buller, Swedeen and Wanninger are tied to certain financial and other performance objectives set by the board of managers of Norcraft GP. Please disclose the financial and other performance objectives.

Response to Comment 37:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 83 and 85 of Submission No. 2 revise Submission No. 1 to more accurately depict the performance objectives set by the board of managers when determining target bonuses. Specifically, the Company has disclosed that the board of managers has determined that achievement of EBITDA goals is the sole performance measure used to determine target bonuses.

Certain Relationships and Related Person Transactions, page 77

Employment Agreements, page 77

38.	Please revise to remove your reference to “Compensation Discussion and Analysis” as this cross reference appears inapplicable.

Response to Comment 38:

The Company has revised the Registration Statement in response to the Staff’s comment.

Lock-Up Agreements, page 88

39.	Please describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by any of your executive officers, directors and certain of your stockholders before the lock-up period’s expiration.

Response to Comment 39:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Citigroup Global Markets Inc., UBS Securities LLC, Deutsche Bank Securities Inc. and RBC Capital Markets, LLC (the “Representatives”) have advised the Company that they have no current intent or arrangement to release the shares subject to the lock-up agreements prior to the expiration of the lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the discretion of the Representatives. The Representatives have advised the Company that when determining whether or not to release

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2013

shares from lock-up agreements, the Representatives will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and the market conditions at such time.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1. Basis of Presentation, page F-7

40.	Please disclose and discuss how you intend to account for the Reorganization, including: the exchange of Class A, B, and C units for common stock of Norcraft Companies, Inc.; the exchange of all the common stock in SKM Norcraft Corp. and Trimaran Cabinet Corp. for common stock of Norcraft Companies, Inc.; the exchange of vested Class D units for common stock of Norcraft Companies, Inc.; and the exchange of unvested Class D units for restricted stock of Norcraft Companies, Inc. Please specifically address how the exchange ratios will be determined. Please also address if SKM Norcraft Corp. and Trimaran Cabinet Corp. currently have any operations.

Response to Comment 40:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the prior disclosure related to the Reorganization has been replaced with new disclosure. To the extent that Comment 40 remains applicable to the new disclosure, Submission No. 2 reflects the Staff’s comment.

2. Nature of Company, page F-7

41.	We note that you have aggregated your four significant operating segments into one reportable segment. Please provide us an analysis that supports your determination that the four operating segments you aggregate meet all the aggregation criteria in ASC Topic 280-10-50-11, including similar economic characteristics. Also, please clarify if there are any other operating segments in addition to these “four significant operating segments”. If there are, please explain your basis for presenting these segments in your financial statements.

Response to Comment 41:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that pursuant to ASC Topic 280-10-50-11 (“ASC 280”), the Company has determined that it has five operating segments, consisting of Mid Continent, StarMark, UltraCraft, Kitchen and Bath Ideas and Urban Effects.

The Company notes for the Staff that its chief operating decision maker (“CODM”) regularly reviews the aggregate operating results of the Company, and the results of operations

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2013

for each of its five operating segments to monitor the performance of each division and to make determinations about resources to be allocated to these divisions. The Company sells kitchen and bath cabinets across each of its operating segments, but like many businesses, the Company has found the need to manage the Company in smaller pieces, akin to product lines, channels or brands. The Company has determined to manage its business along the lines of these segments, as it provides increased accountability among the employees of each of the segments to the CODM.

Based upon the guidance set forth in ASC 280, the Company has determined that it can aggregate its five operating segments into a single operating segment for purposes of financial reporting. The Company’s determination is based on the following criteria, each of which have not changed in any significant way since the Company began operating its three material segments, consisting of Mid Continent, UltraCraft and StarMark, more than 10 years ago:

•	The nature of the products and services – The nature of the products and services are the same in all operating segments. The operating segments purchase and use many of the same inputs, such as hardwoods, plywood, finish and hardware. As such, the many of the suppliers are the same across our operating segments. All divisions manufacture and sell kitchen and bathroom cabinetry.

•	The nature of the production processes – The nature of the production process is similar in all divisions. The Company manufactures only wood or similar material cabinetry in all divisions. The manufacturing process is very similar in each division. The manufacturing process, including the materials and machinery used in such process, consists primarily of cutting, machining, finishing, and assembly of kitchen bathroom cabinetry. The manufacturing process is generally the same regardless of the type of cabinet being manufactured.

•	The type or class of customer for the products and services – The types of customers are similar and many of them are the same for each of the divisions. The customers consist primarily of dealers, distributors and home builders. Most dealers and distributors carry more than one line of cabinets in their showroom and as such, many of our customers carry more than one of our brands.

•	The methods used to distribute the products and services – The distribution methods are the same for all divisions. The Company utilizes both independent and factory sales people in all divisions and as such goes to market in a very similar fashion. The kitchen and bathroom cabinetry is delivered to the Company’s customers in similar fashions for all divisions through the use of a combination of independent freight haulers and company-owned fleet.

•	Regulatory environment – All divisions of the Company operate in an identical position with regard to regulatory requirements. The Company’s operations are subject to extensive federal, state and local environmental laws and regulations relating to, among other things, the generation, storage, handling, emission, transportation and discharge of regulated materials into the environment.

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2013

•	Economic characteristics – All five divisions compete in the highly fragmented kitchen and bathroom cabinetry segment of the home-building and remodeling industry. As such, each division is affected by the same macroeconomic factors and the general health of the North American economy. Additionally, we note that ASC 280 specifically mentions that segments with similar economic characteristics would be expected to have similar historic long-term average gross margins and sales trends, as well as similar future prospects. The Company believes that all five of its operating segments have similar historic long-term gross margins and sales trends, and will continue to demonstrate similar economic characteristics in the future.

The Company respectfully notes for the Staff that the foregoing is consistent with the Company’s response to a similar comment received from the Staff in August 2004. While the Company’s business has been impacted by various macroeconomic factors across all of its operating segments since that time, the factors pertaining to its determination of its operating segments and to aggregate their results for purposes of its financial reporting remain largely unchanged.

As noted in our previous response, in the past, historical variances in the gross margins of the Company’s operating segments have primarily been due to operating inefficiencies, including management turnover, plant capacity utilization, customer turnover and other factors that develop and are remedied over time. These factors are short-term in nature, and are typically influenced by macroeconomic factors noted above. During normalized economic periods, gross margins across the Company’s operating segments have been very close and are forecasted to continue to be similar. While gross margins temporarily diverged during the recent recession, as the decline in the Company’s sales created greater inefficiencies for certain of the Company’s brands with less economies of scale, the Company notes that margins have been reverting back towards historical levels over the past four years as the Company has started to see a recovery. Based on our continuing analysis of historical and normalized gross margins, we believe long-term gross margins, exclusive of the temporary and external factors outlined herein, to be 32% to 34% for each of its three material segments, consisting of Mid Continent, UltraCraft and StarMark. The Company anticipates that the converging of gross margins will continue along with the continued recovery and that margins across the Company’s operating segments will be similar to each other going forward.

Similarly, the Company’s sales trends and variable manufacturing costs across its five operating segments have been similar in historical periods. In the years following the recent recession, the Company has seen narrowing sales trends and variable manufacturing costs, and the Company expects that the converging of sales trends and variable costs will also continue across its operating segments.

As a result of our continuing analysis and discussion outlined above, the Company maintains its belief that each of the divisions continue to operate in similar activities, have similar economic environments and exhibit similar long-term financial performance, with similar future prospects, and therefore their aggregation remains consistent with the basic principles of ASC 280 and first outlined for the Staff in our letter to the Commission dated August 3, 2004.

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2013

3. Significant Accounting Policies, page F-8

Display Cabinets, page F-9

42.	Please explain to us how you determined that a 36 month amortization period is appropriate for display cabinets. Please tell us how often display cabinets are generally provided to dealers and what happens to older display cabinets when new display cabinets are provided.

Response to Comment 42:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that its determination is based upon several factors, including industry standards, its experience regarding normal display cabinet wear and tear, the impact of new product introductions on current display cabinets, and management’s estimates of useful life. Based upon these factors, the Company has determined that a 36 month amortization period is appropriate for display cabinets. Display cabinets are provided to dealers based upon various factors, including the timing of new product introductions and normal wear and tear. Generally, display cabinets are discarded after their useful life.

Intangible Assets, page F-9

43.	Please explain to us how you determined that your brand names have indefinite lives.

Response to Comment 43:

The Company advises the Staff that in determining that its brand names have indefinite lives, it relied upon a valuation report from an independent third-party valuation firm. The valuation firm determined that our brand names have indefinite lives based on the financial information available at the time of the valuation using a variation of the income approach known as the Royalty Savings Method, which values the fair value of a brand name as equal to the present value of the royalty income attributable to it. Based upon this valuation, as well as management’s belief that there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the Company’s brand names, the Company has determined that its brand names have indefinite lives.

6. Long-Term Debt, page F-14

44.	In regard to your annual and interim condensed consolidating financial statements, please address the following:

•	Clarify if Norcraft Finance Corp. is “100% owned”;

•	Separately present the components of investing and financing cash flows;

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2013

•	Clarify why Holdings had significant positive operating cash flows during the year ended December 31, 2011; and

•	Clarify how your presentation complies with Rule 3-10 of Regulation S-X.

Response to Comment 44:

The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

•	In response to bullet 1, the Company has revised the Registration Statement in response to the Staff’s comment. Page F-15 of Submission No. 2 revises Submission No. 1 to indicate that Norcraft Finance Corp. is 100% owned by Norcraft Companies, L.P.

•	In response to bullet 2, the Company has revised the Registration Statement in response to the Staff’s comment. Page F-20 of Submission No. 2 revises Submission No. 1 to separately present the components of investing and financing cash flows.

•	In response to bullet 3, the Company has revised the Registration Statement in response to the Staff’s comment. Page F-20 of Submission No. 2 revises Submission No. 1 to correct a typographical error, in which the Company had previously included the wrong line item from its financial statements.

•	In response to bullet 4, the Company has revised the Registration Statement in response to the Staff’s comment. Pages F-17 through F-21 and F-35 through F-39 of Submission No. 2 revise Submission No. 1 to comply with Rule 3-10 of Regulation S-X.

8. Members’ Equity (Deficit), page F-20

Members’ Equity Subject to Put Request, page F-21

45.	Please reconcile your disclosure that “As of December 31, 2012, 2011 and 2010, there were $22.3 million, $22.1 million, and $21.8 million units subject to the put request” with amounts disclosed on your balance sheets. Also, please more fully explain to us how you determined the change in equity subject to put request during each period presented.

Response to Comment 45:

The Company has revised the Registration Statement in response to the Staffs comment. Page F-23 of Submission No. 2 revises Submission No. 1 to remove the dollar sign before the unit figures as it was a typographical error. The Company notes to the Staff that it determined the change in equity subject to put request during each period presented by multiplying the number of units subject to put request by the estimated fair market value of each unit. Such amount is recorded on the balance sheet. Page F-23 of Submission No. 2 revises Submission No. 1 to include this disclosure.

Division of Corporation Finance

Securities and Exchange Commission

September 6, 2013

14. Subsequent Events, page F-23

46.	Please provide a subsequent events note in your interim financial statements.

Response to Comment 46:

The Company has revised the Registration Statement in response to the Staff’s comment. Page F-40 of Submission No. 2 revises Submission No. 1 to disclose that there have been no subsequent events.

Signatures, page II-6

47.	Please include the signature of your Principal Accounting Officer or Controller. Alternatively, if any individual who will sign your registration statement also holds the position of Principal Accounting Officer or Controller, please advise us of such and confirm that you will identify that person in his or her capacity as Principal Accounting Officer or Controller on the signature page, as appropriate.

Response to Comment 47:

The Company has revised the Registration Statement in response to the Staff’s comment. Page II-6 of Submission No. 2 revises Submission No. 1 to include the signature of Leigh Ginter, who will sign in his capacity as Principal Accounting Officer.

*        *        *         *        *

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (212) 841-0623 or Megan Baier of our offices at (212) 596-9412.

Very truly yours,

/s/ Carl Marcellino

Carl Marcellino

cc:
Mark Buller
Leigh Ginter